# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Air Water Ventures Ltd, CIK 0002092314
CUSIP: G0180H107
Title of class of securities: Ordinary shares, par value $0.001 per share
Address of issuer's principal executive offices: c/o Air Water Ventures Ltd, Unit 3, Kizad KLP FZ, Kizad, Abu Dhabi, United Arab Emirates (C0), 109214
Date of event which requires filing of this statement: 08/14/2026
Filed by CIK 0002062185
Persons authorized to receive notices and communications: Joel Rubinstein, White & Case LLP, 1221 Avenue of the Americas, New York, New York (NY), 10020, 2128198200

## Reporting persons
- Inflection Point Asset Management LLC (CIK 0002062185): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 15,391,525; sole dispositive power 0; shared dispositive power 15,391,525; aggregate amount beneficially owned 15,391,525 (40.5% of the class)
  Comment: Limited liability company
- Inflection Point Holdings III LLC (CIK 0002012321): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 8,983,333; sole dispositive power 0; shared dispositive power 8,983,333; aggregate amount beneficially owned 8,983,333 (28.4% of the class)
  Comment: Limited liability company
- Inflection Point Fund I, LP (CIK 0002062187): type of reporting person: partnership (PN); citizenship or place of organization: United States (X1); source of funds: working capital (WC); sole voting power 0; shared voting power 6,408,192; sole dispositive power 0; shared dispositive power 6,408,192; aggregate amount beneficially owned 6,408,192 (16.8% of the class)
- Inflection Point GP I LLC (CIK 0002062003): type of reporting person: other (OO); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 6,408,192; sole dispositive power 0; shared dispositive power 6,408,192; aggregate amount beneficially owned 6,408,192 (16.8% of the class)
  Comment: Limited liability company
- Michael Blitzer (CIK 0001458423): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 8,983,333; sole dispositive power 0; shared dispositive power 8,983,333; aggregate amount beneficially owned 8,983,333 (28.4% of the class); the aggregate amount excludes certain shares

## Item 1. Security and Issuer
Title of class of securities: Ordinary shares, par value $0.001 per share
Name of issuer: Air Water Ventures Ltd
Address of issuer's principal executive offices: c/o Air Water Ventures Ltd, Unit 3, Kizad KLP FZ, Kizad, Abu Dhabi, United Arab Emirates (C0), 109214

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is filed by Inflection Point Asset Management LLC ("IPAM"), Inflection Point Holdings III LLC ("IPH"), Inflection Point Fund I, LP ("IPF"), Inflection Point GP I LLC ("IPGP") and Michael Blitzer ("Blitzer," collectively, the "Reporting Persons").
Residence or business address: The principal business address of the Reporting Persons is as follows: 1680 Michigan Ave, Suite 700 #1016, Miami Beach, FL 33139.
Present principal occupation or employment:
IPH was the sponsor of Inflection Point Acquisition Corp. III ("IPCX") and its principal business was to invest in and hold securities of IPCX.

The principal business of IPF is to invest in and hold securities.

The principal business of IPAM and IPGP is to manage IPF. IPAM also serves as the manager of IPH and certain other sponsors of special purpose acquisition companies.

The principal occupation of Blitzer is Chief Investment Officer of IPF.
Criminal convictions in the last five years: During the last five years, the Reporting Persons have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, the Reporting Persons have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: See response to row 6 on each cover page.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
IPH acquired 8,433,333 Class B ordinary shares, par value $0.0001 per share (the "Class B Ordinary Shares") of IPCX prior to IPCX's IPO for an aggregate of $25,000 in connection with its role as sponsor of IPCX using working capital. On April 28, 2026, concurrently with the closing of IPCX's IPO, IPH purchased an aggregate of 500,000 private placement units of IPCX, each of which consisted of one Class A Ordinary Share, par value $0.0001 per share (the "Class A Ordinary Shares") of IPCX and one right (the "Rights") to receive one-tenth (1/10) of one Class A Ordinary Share upon the closing of IPCX's initial business combination.

In connection with the closing of IPCX's business combination with the Issuer and Air Water Ventures Holdings Limited (the "Business Combination"), each Class B Ordinary Share held by IPH converted into one Class A Ordinary Share and the 500,000 Rights held by IPH converted into 50,000 Class A Ordinary Shares, in each case, as described under the heading "Description of Securities" in the Issuer's Registration Statement on Form S-1 (File No. 333-283427) (as amended). As a result of the foregoing conversions, IPH held 8,983,333 Class A Ordinary Shares of IPCX. Thereafter, upon closing of the Business Combination, the 8,983,333 Class A Ordinary Shares of IPCX held by IPH were exchanged for 8,983,333 Ordinary Shares of the Issuer.

On August 14, 2026 (the "Closing Date"), concurrently with the closing of the Business Combination, IPF acquired an aggregate of (i) 26,449.127 PubCo Series A Preferred Shares and (ii) PubCo Series A Investor Warrants to purchase 4,204,096 Ordinary Shares, subject to adjustment, initially exercisable for $12.00 per share. IPF acquired such securities in exchange for Air Water Holdings Series A-1 Preferred Shares and warrants to purchase Air Water Holdings Warrants that IPF acquired for cash investments of $20,000,000 into Air Water Ventures Holdings Limited and its predecessor from working capital between July 2025 and June 2026.

Terms used in this Schedule 13D but not defined herein, or for which definitions are not otherwise incorporated by reference herein, shall have the meanings given to such terms in the Form 20-F filed by the Issuer (File No. 001-43448) with the Securities and Exchange Commission (the "SEC") on August 20, 2026.

## Item 4. Purpose of Transaction
Purpose of transaction:
To the extent required by Item 4, the information contained in Item 3 and Item 6 are incorporated herein by reference.

The Reporting Persons do not have any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons have acquired the shares reported herein for investment purposes. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer's financial position and investment strategy, the price levels of the Issuer's Ordinary Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons and their representatives may in the future take such actions with respect to their investment in the Issuer as they deem appropriate, including, without limitation, engaging in communications with members of the Issuer's management and/or other shareholders of the Issuer from time to time with respect to potential business combination opportunities and operational, strategic, financial or governance matters, or otherwise work with management and the Issuer's board of directors to identify, evaluate, structure, negotiate, execute or otherwise facilitate a business combination and facilitate efforts to raise additional capital in connection with a business combination, purchasing additional shares and/or warrants, selling some or all of their ordinary shares and/or warrants, engaging in short selling of or any hedging or similar transaction with respect to the ordinary shares, including swaps and other derivative instruments, or changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

Blitzer was formerly the Chief Executive Officer and Chairman of the Issuer. Kevin Shannon, Portfolio Manager of IPAM and the former Chief Operating Officer of IPCX, serves on the Board of Directors of the Issuer and engages in regular communications with other members of the board of directors of the Issuer. Through this position, the Reporting Persons may be indirectly involved in transactions of the type described in clauses (a) through (j) of Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The information set forth in rows (7) through (13) of the cover pages of this Schedule 13D is incorporated by reference into this Item 5(a).

IPAM is the manager of IPH. Blitzer, IPCX's former Chairman and Chief Executive Officer, is the Chief Investment Officer of IPAM and the managing member of IPGP. Blitzer controls IPH, IPAM, and IPGP, including the exercise of voting and investment discretion over securities held by IPH. Each of IPAM, IPGP and Blitzer disclaim any beneficial ownership of the securities held by IPH other than to the extent of any pecuniary interest he or it may have therein, directly or indirectly.

The Ordinary Shares beneficially owned by IPF consist of (i) 2,204,096 Ordinary Shares issuable upon conversion of 26,449.127 PubCo Series A Preferred Shares held by IPF, at the initial Conversion Price and (ii) 4,204,096 Ordinary Shares issuable upon exercise of PubCo Series A Investor Warrant held by IPF, at the initial exercise price. IPGP is the general partner of IPF and IPAM is the investment manager of IPF. Voting and dispositive power over securities beneficially owned by IPF are vested in an investment committee of three members, including Blitzer, former Chairman and Chief Executive Officer of IPCX, Kevin Shannon, former Chief Operating Officer of IPCX, and a third individual who does not have, and has not had during the past three years, any relationship with IPCX, the Issuer or any of their respective predecessors or affiliates. Under the so-called "rule of three," if voting and dispositive decisions regarding an entity's securities are made by two or more individuals, and a voting and dispositive decision requires the approval of a majority of those individuals, none of the individuals is deemed a beneficial owner of the entity's securities. Each of IPAM and IPGP disclaim any beneficial ownership of the securities held by IPF other than to the extent of any pecuniary interest it may have therein, directly or indirectly.

As a result of the foregoing relationships, IPAM may be deemed to beneficially own the securities directly held by IPH and IPF.
Number of shares as to which each person has sole or shared power to vote or dispose:
The information set forth in rows (7) through (13) of the cover pages of this Schedule 13D is incorporated by reference into this Item 5(b).

The percentage ownership for IPH and Blitzer was calculated based on 31,639,454 Ordinary Shares outstanding as reported in the Issuer's Form 20-F filed with the SEC on August 20, 2026.

The percentage ownership for IPAM, IPF and IPGP was calculated based on (i) 31,639,454 Ordinary Shares outstanding as reported in the Issuer's Form 20-F filed with the SEC on August 20, 2026, plus (ii) 2,204,096 Ordinary Shares issuable upon conversion of 26,449.127 PubCo Series A Preferred Shares held by IPF, at the initial Conversion Price and (iii) 4,204,096 Ordinary Shares issuable upon exercise of PubCo Series A Investor Warrant held by IPF, at the initial exercise price.
Transactions in the class effected during the past sixty days: Except as set forth herein, no transactions in the Ordinary Shares were effected by the Reporting Persons during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: Not applicable
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Sponsor Lock-Up Agreement

In connection with the Closing, IPH entered into an agreement (the "Sponsor Lock-Up Agreement") providing that IPH will not, subject to certain customary exceptions, transfer (i) the General Restricted Securities (as defined below) during the period commencing from the Closing Date until the date that is the earlier of (x) six months after the Closing Date and (y) the date following the Closing Date on which the Issuer completes a liquidation, merger, share exchange, reorganization or other similar transaction that results in all of its shareholders having the right to exchange their ordinary shares for cash, securities or other property or (ii) the Private Placement Restricted Securities (as defined below) during the period commencing from the Closing Date until the date that is the earliest of (x) 30 days after the Closing Date and (y) the date following the Closing Date on which the Issuer completes a liquidation, merger, share exchange, reorganization or other similar transaction that results in all of its shareholders having the right to exchange their ordinary shares for cash, securities or other property. For purposes of the Sponsor Lock-Up Agreement, (a) "Private Placement Restricted Securities" means the Ordinary Shares issued to IPH pursuant to the Business Combination Agreement in exchange for the 500,000 units consisting of one Class A Ordinary Share and one Right upon closing following the unit separation (together with any dividends or distributions with respect to such securities or into which such securities are changed or exchanged or which are received in any recapitalization, share exchange, share conversion or similar transactions), and (b) "General Restricted Securities" means the Ordinary Shares issued to IPH in exchange for Class A Ordinary Shares received by IPH upon conversion of Class B Ordinary Shares, pursuant to the terms of the Business Combination Agreement (together with any dividends or distributions with respect to such securities or into which such securities are changed or exchanged or which are received in any recapitalization, share exchange, share conversion or similar transactions). The foregoing description is qualified in its entirety by the text of the Sponsor Lock-Up Agreement, which is included as an exhibit and is incorporated herein by reference.

New Registration Rights Agreement

In connection with the Closing, the Issuer, IPH, IPF and the other parties signatory thereto, entered into registration rights agreement (the "Registration Rights Agreement"), pursuant to which the Issuer agreed to (i) register for resale certain Registrable Securities (as defined in the Registration Rights Agreement and including the Ordinary Shares reported herein) held by the parties thereto from time to time, (ii) file a shelf registration statement registering the sale or resale of all of the Registrable Securities no later than 30 days after the Closing Date and (iii) provide customary "piggyback" registration rights, subject to certain requirements and customary conditions. The Registration Rights Agreement also provides that the Issuer will pay certain expenses relating to such registrations and indemnify the shareholders against certain liabilities. The foregoing description is qualified in its entirety by the text of the Registration Rights Agreement, which is included as an exhibit and is incorporated herein by reference.

Terms of PubCo Series A Preferred Shares

Stated Value: $1,000 per share.

Voting Rights: At a general meeting of the Issuer, the PubCo Series A Preferred Shares will vote together with the Ordinary Shares on an as converted basis.

In addition, subject to applicable law, for as long as the IPAM and its affiliates hold at least 20% of the PubCo Series A Preferred Shares that are issued and outstanding as at the date the Issuer's amended and restated memorandum and articles of association (the "A&R Articles") were adopted, the Issuer shall not, without the consent of the holders of a majority of the PubCo Series A Preferred Shares, take any of the following actions:

(i) liquidate, dissolve or wind-up the affairs of the Issuer; (ii) amend, alter or repeal the A&R Articles (as amended from time to time) in a manner that materially and adversely affects the powers, preferences or rights attaching to the PubCo Series A Preferred Shares; (iii) create any equity security, authorize the creation of any equity security, classify any equity security, reclassify any equity security, or issue any other security convertible into or exercisable for any equity security, unless such security ranks junior to the PubCo Series A Preferred Shares with respect to its rights, preferences and privileges (including rights to receive dividends and participate in distributions or payments upon liquidation, dissolution or winding up); (iv) increase the authorized share capital of the PubCo Series A Preferred Shares; (v) purchase or redeem or pay any cash dividend on any share ranking junior to the PubCo Series A Preferred Shares (with respect to rights to receive dividends and participate in distributions or payments upon liquidation, dissolution or winding up), except for shares being repurchased by Issuer at cost from employees in connection with the cessation of their service or pursuant to the terms of any equity incentive plan adopted by the Issuer; (vi) enter into any transaction with an Affiliate (as defined in the A&R Articles), other than the issuance of equity or awards to eligible participants under an incentive plan, equity plan or equity-based compensation plan adopted by the Issuer, or with respect to employment, consulting or award agreements with respect to executive officers or directors of the Issuer, in each case regardless of whether such person (or such person's Affiliates) would be considered an Affiliate of the Issuer; or (vii) incur or guarantee any new indebtedness other than equipment leases or trade payables incurred in the ordinary course of business.

Dividends

The PubCo Series A Preferred Shares accrue dividends daily at the rate of 12% per annum on the Stated Value (if paid in kind), plus the amount of previously accrued dividends paid in kind, or 10% per annum of the Stated Value (if paid in cash), plus the amount of previously accrued dividends. Such dividends will compound semi-annually.

Liquidation Preference

The A&R Articles provide that the available proceeds shall be distributed (to the extent that the Issuer is lawfully permitted to do so) (i) first to each of the holders of the PubCo Series A Preferred Shares, in priority to any distribution to the holders of the Ordinary Shares, an amount per PubCo Series A Preferred Shares held equal to the greater of (a) 100% of Accrued Value (as defined in the A&R Articles) in respect of such PubCo Series A Preferred Share and (b) the amount per PubCo Series A Preferred Share as would have been payable had all PubCo Series A Preferred Shares been converted into Ordinary Shares in accordance with the A&R Articles immediately prior to such liquidation, dissolution, winding up, disposal or deemed liquidation event based on the then effective rate of conversion; and (ii) thereafter, among the holders of Ordinary Shares pro rata to the number of Ordinary Shares and PubCo Series A Preferred Shares held.

Conversion

At any time and from time to time, any holder of PubCo Series A Preferred Shares shall have the right by written election to PubCo to convert each fully paid PubCo Series A Preferred Share into that number of whole Ordinary Shares (subject to the limitations set forth in the PubCo A&R Articles) determined by dividing the Accrued Value of such PubCo Series A Preferred Share by the Conversion Price. The Conversion Price will initially be $12.00, subject to adjustment, including with respect to future issuances or sales of Ordinary Shares at prices less than the conversion price then in effect. In addition, if the 20-trading-day volume-weighted average price of the Issuer Ordinary Shares measured as of the twenty-first trading day following the date that is six months after Closing Date is less than the conversion price then in effect, the conversion price will be adjusted to the greater of (i) such volume weighted average price and (ii) $5.00.

Put Right

At any time on or after the fifth anniversary of the date on which the A&R Articles were adopted (the "Date of Adoption"), any holder of PubCo Series A Preferred Shares may deliver a written notice (a "Put Notice") to the Issuer, requiring the Issuer to make an offer to redeem all PubCo Series A Preferred Shares held by such holder at a redemption price per share equal to 100% of the Accrued Value attributable to such PubCo Series A Preferred Share. The date of redemption shall not be less than 20 days after the Put Notice is delivered.

Call Right

Subject to applicable law, PubCo Series A Preferred Shares shall be redeemable at the option of the Issuer at any time in writing (a "Call Notice"): (i) prior to the 1st anniversary of the Date of Adoption, at a price equal to the greater of (a) 150% of the Accrued Value (which shall be payable in cash) and (b) the amount per Ordinary Share as would have been payable on liquidation had all PubCo Series A Preferred Shares been converted into Ordinary Shares in accordance with the A&R Articles immediately prior to such Call Notice based on the then effective rate of conversion (such amount, the "Liquidation Value"), (ii) after the 1st anniversary but prior to the 2nd anniversary of the Date of Adoption, at a price equal to the greater of (a) 140% of the Accrued Value (which shall be payable in cash) and (b) the Liquidation Value, (iii) after the 2nd anniversary but prior to the 3rd anniversary of the Date of Adoption, at a price equal to the greater of (a) 130% of the Accrued Value (which shall be payable in cash) and (b) the Liquidation Value, (iv) after the 3rd anniversary but prior to the 4th anniversary of the Date of Adoption, at a price equal to the greater of (a) 120% of the Accrued Value (which shall be payable in cash) and (b) the Liquidation Value, (v) after the 4th anniversary but prior to the 5th anniversary of the Date of Adoption, at a price equal to the greater of (a) 110% of the Accrued Value (which shall be payable in cash) and (b) the Liquidation Value, and (vi) after the 5th anniversary of the Date of Adoption, at a price equal to the greater of (a) 100% of the Accrued Value (which shall be payable in cash) and (b) the Liquidation Value. The Liquidation Value shall be payable, at the option of the Issuer, in cash or Ordinary Shares or a combination thereof, with the value of such Ordinary Shares being the closing price of such Ordinary Shares on the Designated Stock Exchange (as defined in the A&R Articles) on the Call Date (as defined in the A&R Articles). The Call Date shall be not less than the date that is 15 days or more than 20 days after the Call Notice is delivered.

PubCo Series A Investor Warrants

Each PubCo Series A Investor Warrant entitles the holder to purchase a number of Ordinary Shares. The initial exercise price per Ordinary Share issuable pursuant to a PubCo Series A Investor Warrant is $12.00, subject to the same adjustments as the conversion price of the Series A Preferred Shares. A warrant holder may exercise its PubCo Series A Investor Warrants, in whole or in part, at any time commencing on the date of issuance (the "Initial Exercise Date") and on or prior to 5:00 p.m., New York City time on the five (5) year anniversary of the Initial Exercise Date.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Sponsor Lock-Up Agreement, dated as of August 14, 2026 (incorporated by reference to Exhibit 4.6 of the Issuer's Current Report on Form 20-F (File No. 001-43448) filed with the SEC on August 20, 2026).

Registration Rights Agreement, dated as of August 14, 2026 (incorporated by reference to Exhibit 4.8 of the Issuer's Current Report on Form 20-F (File No. 001-43448) filed with the SEC on August 20, 2026).

Form of PubCo Series A Investor Warrant (incorporated by reference to Annex E to the Issuer's Registration Statement on Form F-4 (File No. 333-294998) filed with the SEC on June 26, 2026).

Amended and Restated Memorandum and Articles of Association of Air Water Ventures Limited (incorporated by reference to Exhibit 1.1 of the Issuer's Current Report on Form 20-F (File No. 001-43448) filed with the SEC on August 20, 2026).

Joint Filing Agreement, dated as of August 21, 2026.

## Signatures
- Inflection Point Asset Management LLC: /s/ Michael Blitzer, Michael Blitzer / Chief Investment Officer (08/21/2026)
- Inflection Point Holdings III LLC: /s/ Michael Blitzer, Michael Blitzer / Chief Investment Officer (08/21/2026)
- Inflection Point Fund I, LP: /s/ Michael Blitzer, Michael Blitzer / Chief Investment Officer (08/21/2026)
- Inflection Point GP I LLC: /s/ Michael Blitzer, Michael Blitzer / Managing Member (08/21/2026)
- Michael Blitzer: /s/ Michael Blitzer, Michael Blitzer / Chief Investment Officer (08/21/2026)